EXHIBIT 99

            SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS UNDER PRIVATE
          SECURITIES LITIGATION REFORM ACT OF 1995; CERTAIN CAUTIONARY
                                   STATEMENTS

         The Company or its representatives from time to time may make or may have made certain forward-looking statements, whether orally or in writing, including without limitation any such statements made or to be made in the Management's Discussion and Analysis of Financial Condition and Results of Operations contained in its various filings with the Securities and Exchange Commission. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible, the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from those projected in such forward-looking statements.

         The Company cautions the reader that this list of factors may not be exhaustive. The Company operates in a rapidly changing business, and new risk factors emerge from time to time. Management cannot predict such risk factors, nor can it assess the impact, if any, of such risk factors on the Company's business or the extent to which any factors, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

         Many of the important factors discussed below have been discussed previously in the Company's filing with the Securities and Exchange Commission, including without limitation, in the Company's most recent S-3 Registration Statement, Registration No. 333-01217.

Acquisition Growth Strategy

         The Company has historically grown through acquisitions and internal growth. There can be no assurance that the Company will be able to make successful acquisitions in the future or that any such acquisitions will be successfully integrated into its operations. In addition, future acquisitions could have an adverse effect upon the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions while the acquired operations are being integrated into its operations.

Green Spring Health Services, Inc. Acquisition and Potential Adverse Reaction

         On December 13, 1995, the Company acquired a controlling interest in Green Spring Health Services, Inc. ("Green Spring"), a leading provider of managed behavioral healthcare services. The Company's hospitals have contracts with behavioral managed care companies other than Green Spring. Such other companies could decide to terminate their contracts with the Company's hospitals in reaction to the Company's acquisition of a majority interest in one of their major competitors. In addition, there can be no assurance that Green Spring will be successfully integrated into the Company's operations.

Historical Operating Losses

         The Company has experienced losses from continuing operations before reorganization items, extraordinary items and the cumulative effect of a change in accounting principle in each fiscal year since the completion of a management buyout in 1988. Such losses amounted to $167.2 million for the fiscal year ended September 30, 1991, $81.7 million for the ten-month period ended July 31, 1992, $8.1 million for the two-month period ended September 30, 1992 and $39.6 million, $47.0 million and $43.0 million for the fiscal years ended September 30, 1993, 1994 and 1995, respectively. The Company reported net revenue and income from continuing operations of approximately $304.7 million and $1.7 million, respectively, for the quarter ended March 31, 1995 compared to net revenue and loss from continuing operations of approximately $346.4 million and $5.7 million, respectively, for the quarter ended March 31, 1996. The Company also reported net revenue and loss from continuing operations of approximately $868.4 million and $13.1 million, respectively, for the nine months ended June 30, 1995 compared to net revenue and income from


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continuing  operations  of  approximately  $997.0  million  and  $24.1  million, respectively, for the nine months ended June 30, 1996. The results of operations for such interim periods are not necessarily indicative of the actual results
expected  for  the  year.   There  can  be  no  assurance   that  the  Company's
profitability in the nine months ended June 30, 1996 will continue in future periods. The Company's history of losses could have an adverse effect on its operations.

Potential Hospital Closures

         The Company continually assesses events and changes in circumstances that could affect its business strategy and the viability of its operating facilities. During fiscal 1995, the Company consolidated, closed or sold fifteen psychiatric hospitals. During the first nine months of fiscal 1996, the Company has consolidated or closed six psychiatric hospitals. The Company recorded charges of approximately $200,000 in the quarterly period ended March 31, 1996 and recorded a charge of approximately $2.8 million in the quarterly period ended June 30, 1996, as a result of these consolidations and closures. The Company may elect to consolidate services in selected markets and to close or sell additional facilities in future periods depending on market conditions and evolving business strategies. If the Company closes additional psychiatric hospitals in future periods, it could result in charges to income for the cost necessary to exit the hospital operations.

Potential Reductions in Reimbursement by
Third-Party Payers and Changes in Hospital Payor Mix

         The Company's hospitals have been adversely affected by factors influencing the entire psychiatric hospital industry. Factors which affect the Company include (i) the imposition of more stringent length of stay and admission criteria and other cost containment measures by payers; (ii) the failure of reimbursement rate increases from certain payers that reimburse on a per diem or other discounted basis to offset increases in the cost of providing services; (iii) an increase in the percentage of its business that the Company derives from payers that reimburse on a per diem or other discounted basis; (iv) a trend toward higher deductible and co-insurance for individual patients; and
(v) a trend toward limiting employee health benefits, such as reductions in annual and lifetime limits on mental health coverage. All of these factors may result in reductions in the amounts that the Company's hospitals can expect to collect per patient day for services provided.

         For the fiscal year ended September 30, 1995, the Company derived approximately 47% of its gross psychiatric patient service revenue from private-pay sources (including HMOs, PPOs, commercial insurance and Blue Cross), 26% from Medicare, 17% from Medicaid, 4% from the Civilian Health and Medical Program for the Uniformed Services ("CHAMPUS") and 6% from other government programs. Changes in the mix of the Company's patients among the private-pay, Medicare and Medicaid categories, and among different types of private-pay sources, can significantly affect the profitability of the Company's hospital operations. Therefore, there can be no assurance that payments under governmental and private third-party payor programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs of providing care to patients covered by such programs.

Previous Bankruptcy Reorganization

         The Company was reorganized pursuant to Chapter 11 of the United States Bankruptcy Code, effective on July 21, 1992 (the "Reorganization"). Prior to the Reorganization, the Company's total indebtedness was approximately $1.8 billion; and from February 1991 until July 1992, the Company was in default in the payment of interest and principal, or both, on substantially all such indebtedness. The indebtedness was incurred by the Company in connection with a management buy-out of the Company in 1988 and a hospital-construction program. As a result of the Reorganization, the Company's long-term debt was reduced by approximately $700 million and its redeemable preferred stock of $233 million was eliminated. The holders of such debt and preferred stock received approximately 97% of Magellan's Common Stock outstanding on July 21, 1992.




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Governmental Budgetary Constraints and Healthcare Reform

         In the 1995 and 1996 sessions of the United States Congress, the focus of healthcare legislation has been on budgetary and related funding mechanism issues. A number of reports, including the 1995 Annual Report of the Board of Trustees of the Federal Hospital Insurance Program (Medicare) have projected that the Medicare "trust fund" is likely to become insolvent by the year 2002 if the current growth rate of approximately 10% per annum in Medicare expenditures continues. Similarly, federal and state expenditures under the Medicaid program are projected to increase significantly during the same seven-year period. In response to these projected expenditure increases, and as part of an effort to balance the federal budget, both the Congress and the Clinton Administration have made proposals to reduce the rate of increase in projected Medicare and Medicaid expenditures and to change funding mechanisms and other aspects of both programs. Congress has passed legislation that would reduce projected expenditure increases substantially and would make significant changes in the Medicare and the Medicaid programs. The Clinton Administration has proposed alternate measures to reduce, to a lesser extent, projected increases in Medicare and Medicaid expenditures. As of the date hereof, neither proposal has become law.

         The Medicare legislation that has been adopted by Congress would, with some differences, reduce projected expenditure increases by a variety of means, including reduced payments to providers (including the Company), increased beneficiary premiums for physician and certain other services, and creation of incentives for Medicare beneficiaries to enroll in managed care plans or to accept Medicare coverage with a substantially increased deductible. Changes in the Medicaid program would reduce the number and extent of federal mandates concerning how state Medicaid programs operate (including levels of benefits provided and levels of payments to providers) and would change the funding mechanism from a sharing formula between the federal government and a state to "block grant" funding. The Company cannot predict the effect of any such legislation, if adopted, on its operations; but the Company anticipates that, although overall Medicare and Medicaid funding may be reduced from projected levels, the changes in such programs may provide opportunities to the Company to obtain increased Medicare and Medicaid business through risk-sharing or partial risk-sharing contracts with managed care plans and state Medicaid programs.

         Although the United States Congress, in 1995 and 1996, has not considered healthcare reform proposals, the Company anticipates that numerous healthcare reform proposals will continue to be introduced in future sessions of Congress. The Company cannot predict whether any such proposal will be adopted or the effect on the Company of any proposal that does become law.

         A number of states in which the Company has operations have either adopted or are considering the adoption of healthcare reform proposals of general applicability or Medicaid reform proposals, partly in response to possible changes in Medicaid law. Where adopted, these state reform laws have often not yet been fully implemented. The Company cannot predict the effect of these state healthcare reform and Medicaid reform laws on its operations.

Provider Business-Competition

         Each of the Company's hospitals competes with other hospitals, some of which are larger and have greater financial resources. Some competing hospitals are owned and operated by governmental agencies, others by nonprofit organizations supported by endowments and charitable contributions and others by proprietary hospital corporations. The hospitals frequently draw patients from areas outside their immediate locale and, therefore, the Company's hospitals may, in certain markets, compete with both local and distant hospitals. In addition, the Company's hospitals compete not only with other psychiatric hospitals, but also with psychiatric units in general hospitals, and outpatient services provided by the Company may compete with private practicing mental health professionals and publicly funded mental health centers. The competitive position of a hospital is, to a significant degree, dependent upon the number and quality of physicians who practice at the hospital and who are members of its medical staff. The Company has entered into joint venture arrangements with other healthcare providers in certain markets to promote more efficiency in the local delivery system. The Company believes that its provider business competes effectively with respect to the aforementioned factors. However, there can be no assurance that Magellan will be able to compete successfully in the provider business in the future.

         Competition among hospitals and other healthcare providers for patients has intensified in recent years. During this period, hospital occupancy rates for inpatient behavioral care patients in the United States have declined as a result of cost containment pressures, changing technology, changes in reimbursement, changes in practice patterns from inpatient to outpatient treatment and other factors. In recent years, the competitive position of hospitals has been affected by the ability of such hospitals to obtain contracts with Preferred Provider Organizations ("PPO's"), Health Maintenance Organizations ("HMO's") and other managed care programs to provide inpatient and other services. Such contracts normally involve a discount from the hospital's established charges, but provide a base of patient referrals. These contracts also frequently provide for pre-admission certification and for concurrent length of stay reviews. The importance of obtaining contracts with HMO's, PPO's and other managed care companies varies from market to market, depending on the individual market strength of the managed care companies. State certificate of need laws place limitations on the Company's and its competitors' ability to build new hospitals and to expand existing hospitals. Protection from new competition is reduced in those states where there is no certificate of need law, and opportunities for growth are limited by the certificate of need requirement in states having such laws. As of June 30, 1996, the Company operated 40 hospitals in 12 states (Arizona, Arkansas, California, Colorado, Indiana, Kansas, Louisiana, Nevada, New Mexico, South Dakota, Texas and Utah) which do not have certificate of need laws applicable to hospitals. In most cases, these laws do not restrict the ability of the Company or its competitors to offer new outpatient services. Proposals have been made in a number of jurisdictions to repeal currently applicable certificate of need laws. Several states have instituted moratoria on new certificates of need or otherwise stated their intent not to grant approval for new facilities.

Managed Care Business - Competition

         The Company, through its Green Spring subsidiary, now operates in the managed healthcare industry. The managed healthcare industry is being affected by various external factors including rising healthcare costs, intense price competition, and market consolidation by major managed care companies. Magellan faces competition from a number of sources including other behavioral health managed care companies and traditional full service managed care companies that contract to provide behavioral healthcare benefits. Also, to a lesser extent, competition exists from fully capitated multi-specialty medical groups and individual practice associations that directly contract with managed care companies and other customers to provide and manage all components of healthcare for the members including the behavioral healthcare component. The Company believes that the most significant factors in a customer's selection of a managed behavioral healthcare company include price, the extent and depth of provider networks and quality of services. The Company also believes that the acquisition of Green Spring creates opportunities to enhance its revenues through managed care contracts utilizing the continuum of care and through information systems that support care management and at-risk pricing mechanisms, although no such assurance can be given. Management believes that its managed care business competes effectively with respect to these factors. However, there can be no assurance that Magellan will be able to compete successfully in the managed care business in the future.

Limitations Imposed by the Credit Agreement and Senior Note Indenture

         In May 1994, the Company entered into a Second Amended and Restated Credit Agreement (the "Credit Agreement") with certain financial institutions and issued $375 million of Senior Subordinated Notes (the "Senior Notes") to institutional investors. The Credit Agreement and the indenture for the Senior Notes contain a number of restrictive covenants which, among other things, limit the ability of the Company and certain of its subsidiaries to incur other indebtedness, enter into certain joint venture transactions, incur liens, make certain restricted payments and investments, enter into certain business combination and asset sale transactions and make capital expenditures. These restrictions could adversely affect the Company's ability to conduct its operations, finance its capital needs or to pursue attractive business combinations and joint ventures if such opportunities arise. Under the Credit Agreement, the Company also is required to maintain certain specified financial ratios. Failure by the Company to maintain such financial ratios or to comply with the restrictions contained in the Credit Agreement and the indenture for the Senior Notes could cause such indebtedness (and by reason of cross-acceleration provisions, other indebtedness) to become immediately due and payable and/or could cause the cessation of funding under the Credit Agreement.

Regulatory Environment

         The federal government and all states in which the Company operates regulate various aspects of the Company's businesses. Such regulations provide for periodic inspections or other reviews of the Company's provider operations by, among others, state agencies, the United States Department of Health and Human Services (the "Department") and CHAMPUS to determine compliance with their respective standards of care and other applicable conditions of participation which is necessary for continued licensure or participation in identified healthcare programs, including, but not limited to, Medicare, Medicaid and CHAMPUS. The Company is also subject to state regulation regarding the admission and treatment of patients and federal regulations regarding confidentiality of medical records of substance abuse patients. Although the Company endeavors to comply with such regulatory requirements, there can be no assurance that the Company will always be in full compliance. The failure to obtain or renew any required regulatory approvals or licenses or to qualify for continued participation in identified healthcare programs could adversely affect the Company's operations. In addition, there is currently pending before Congress legislation that would establish a program to control fraud and abuse with respect to health plans maintained by all public and private payers, as opposed to current fraud and abuse laws that relate only to specified governmental payers.

         The Company is also subject to federal and state laws that govern financial and other arrangements between healthcare providers. These laws often prohibit certain direct and indirect payments between healthcare providers that are designed to induce overutilization of services paid for by Medicare or Medicaid. Such laws include the anti-kickback provisions of the federal Medicare and Medicaid Patients and Program Protection Act of 1987. These provisions prohibit, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. GPA, the Company's subsidiary that owns or manages professional group practices, is subject to the federal and the state illegal remuneration, practice of medicine and certain other laws which prohibit the subsidiary from owning, but not managing, professional practices. In addition, some states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. The Company endeavors to comply with all federal and state laws applicable to its business. However, a violation of these federal and state laws may result in civil or criminal penalties for individuals or entities or exclusion from participation in identified healthcare programs.

         Magellan's managed care business operations, in some states, are subject to utilization review, licensure and related state regulation procedures. Green Spring provides managed behavioral healthcare services to various Blue Cross/Blue Shield plans that operate Medicare and Medicaid health maintenance organizations or other at-risk managed care programs and that participate in the Blue Cross Federal Employees health program. As a contractor to these Blue Cross/Blue Shield plans, Green Spring is indirectly subject to federal and, with respect to the Medicaid program, state monitoring and regulation of performance and financial reporting requirements. Although Magellan believes that it is in compliance with all current state and federal regulatory requirements applicable to the managed care business it conducts, failure to do so could adversely affect its operations.

         Physician ownership of or investment in healthcare entities to which they refer patients has come under increasing scrutiny at both state and federal levels. Congress passed legislation (commonly referred to as "Stark I") which prohibits physicians from referring Medicare patients for clinical laboratory services to an entity with which the physician has a financial relationship. The Department recently published final Stark I regulations on August 14, 1995. Such regulations will govern how the Department views and reviews these financial relationships. Additionally, Congress passed legislation (commonly referred to as "Stark II") which prohibits physicians from referring Medicare or Medicaid patients for certain designated health services, including inpatient and outpatient hospital services, to entities in which they have an ownership or investment interest or with which they have a compensation arrangement. The entity is also prohibited from billing the Medicare or Medicaid programs for such services rendered pursuant to a prohibited referral. To the extent designated services are provided by the Company's provider and managed care operations, physicians who have a financial relationship with the Company and the Company will be subject to the provisions of Stark II. Some states have passed similar legislation which prohibits the referral of private pay patients. To date, the Department has not published Stark II regulations. However, the Department indicated that it will review referrals involving any of the designated services under the language and interpretations set forth in the Stark I rule.

         The Company's acquisitions and joint venture activities are also subject to federal antitrust laws. The healthcare industry has recently been an active area of antitrust enforcement action by the United States Federal Trade Commission (the "FTC") and the Department of Justice ("DOJ"). The Company's acquisitions and joint venture arrangements could be the subject of a DOJ or an FTC enforcement action which, if determined adversely to the Company, could have a material adverse effect upon the Company's operations.

         Changes in laws or regulations or new interpretations of existing laws or regulations can have an adverse effect on the Company's operating methods, costs, reimbursement amounts and acquisition and joint venture activities. In addition, the healthcare industry is subject to increasing governmental scrutiny, and additional laws and regulations may be enacted which could require changes in the Company's operations. A federal or state agency charged with enforcement of such laws and regulations might assert an interpretation of such laws and resolutions or may increase scrutiny of a previously ignored area, which may require changes in the Company's operations.

Dependence on Healthcare Professionals

         Physicians traditionally have been the source of a significant portion of the patients treated at the Company's hospitals. Therefore, the success of the Company's hospitals is dependent in part on the number and quality of the physicians on the medical staffs of its hospitals and their admission practices. A small number of physicians account for a significant portion of patient admissions at some of the Company's hospitals. There can be no assurance that the Company can retain its current physicians on staff or that additional physician relationships will be developed in the future. Furthermore, hospital physicians generally are not employees of the Company and in general Magellan does not have contractual arrangements with hospital physicians restricting the ability of such physicians to practice elsewhere.

Potential General and Professional Liability

         Effective June 1, 1995, Plymouth Insurance Company, Ltd. ("Plymouth"), a wholly-owned Bermuda subsidiary of the Company, provides general and hospital professional liability insurance up to $25 million per occurrence for the Company's hospitals. All of the risk of losses from $1.5 million to $25 million per occurrence has been reinsured with unaffiliated insurers. The Company also insures with an unaffiliated insurer 100% of the risk of losses between $25 million and $100 million per occurrence, subject to an annual aggregate limit of $75 million. The Company's general and professional liability coverage is written on a "claims made or circumstances reported" basis. For reinsured claims between $10 and $25 million per occurrence, the Company has an annual aggregate limit of coverage of $30 million. For reinsured claims between $1.5 million and $10 million per occurrence, the Company has no significant limitations on the aggregate dollar amounts of coverage.

         For the six years from June 1, 1989 through May 31, 1995, the Company had a similar general and hospital professional liability insurance program. For those years, the per occurrence deductible (with respect to which the Company was self-insured) was $2.5 million for the years ended May 31, 1990 and 1991, $2 million for the years ended May 31, 1992 and 1993 and $1.5 million (relating to the Company's general hospitals sold on September 30, 1993) for the year ended May 31, 1994. For psychiatric hospitals, Plymouth's coverage did not contain a per occurrence deductible for the years ended May 31, 1994 and 1995. In December 1994, the per occurrence deductible for the years ended May 31, 1989 and 1990 was eliminated. Plymouth provides coverage with no per occurrence deductible for hospital system claims which had not been paid prior to December 31, 1994. Plymouth does not underwrite any insurance policies with any parties other than the Company or its affiliates and subsidiaries.

         The amount of expense relating to Magellan's malpractice insurance may materially increase or decrease from year to year depending, among other things, on the nature and number of new reported claims against Magellan and amounts of settlements of previously reported claims. To date, Magellan has not experienced a loss in excess of policy limits. Management believes that its coverage limits are adequate. However, losses in excess of the limits described above or for which insurance is otherwise unavailable could have a material adverse effect upon the Company.

Potential Expiration and Realization Uncertainties Related to Estimated Tax Net Operating Loss Carryforwards

         As of September 30, 1995, the Company had estimated tax net operating loss ('NOL") carryforwards of approximately $233 million available to reduce future federal taxable income. These NOL carryforwards expire in 2006 through 2009 and are subject to adjustment upon examination by the Internal Revenue Service. Due to the ownership change which occurred as a result of the Reorganization, the Company's utilization of NOLs generated prior to the effective date of the Reorganization is limited. Based on this limitation and certain other factors, the Company has recorded a valuation allowance of approximately $93.2 million against the amount of the NOL deferred tax asset that in Management's opinion, is not likely to be recovered. There can be no assurance that these NOL carryforwards will not expire, be reduced or be made subject to further limitations prior to their potential utilization in future periods.

Capitation Arrangements

         The Company's managed care business contracts with companies holding state HMO or insurance company licenses on a capitated or "at-risk" basis where the risk of patient care is assumed by the Company in exchange for a monthly fee per member regardless of utilization level. As of June 30, 1996, approximately 30% of Green Spring's managed care members were under capitated arrangements. During fiscal 1996, approximately 70% of Green Spring's revenues were from at-risk contracts. Increases in utilization levels under capitated contractual arrangements could adversely effect the operations of the managed care business.

         Some jurisdictions are taking the position that capitated agreements in which the provider bears the risk should be regulated by insurance laws. In this regard, Green Spring's primary customers are comprised of Blue Cross/Blue Shield Plans and other insurance entities which are licensed insurance organizations in their respective states. Green Spring offers "carved out" managed mental health benefits, on a wholesale basis, as a vendor to the regulated insurance organizations. Most current employer group relationships are also contracted through the respective regulated insurance organizations. However, as Magellan and Green Spring develop more direct risk arrangements on a retail basis directly with employer groups or other non-insurance entity customers, the Company may be required to obtain insurance licenses in the respective states where the direct risk arrangements are to be pursued. There can be no assurance that the Company can obtain the insurance licenses required by the respective states in a timely or cost effective manner to respond to market demand.

Possible Volatility of Stock Price

         The Company believes factors such as announcements with respect to healthcare reform measures, reductions in government healthcare program projected expenditures, acquisitions and quarter-to-quarter and year-to-year variations in financial results could cause the market price of Magellan Common Stock to fluctuate substantially. Any such adverse announcement with respect to healthcare reform measures or program expenditures, acquisitions or any shortfall in revenue or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of Magellan Common Stock in any given period. As a result, the market for Magellan Common Stock may experience price and volume fluctuations unrelated to the operating performance of Magellan.



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